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SEC FILE NUMBER
8-49263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RA Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12230 El Camino Real, Suite 100
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eliot Peters	(858) 704-3282	epeters@raca.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF
(Name – if individual, state last, first, and middle name)

2020 Camino Del Rio North #500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

09/29/2003	0000073290
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Zehentbauer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RA Capital Advisors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal

[signature]
Notary Public

K. A. MCDOWELL
Notary Public - California
San Diego County
Commission # 2335837
My Comm. Expires Oct 18, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RA CAPITAL ADVISORS LLC

ANNUAL FILING IN ACCORDANCE

WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2021

RA CAPITAL ADVISORS LLC

TABLE OF CONTENTS

RA CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets		
Cash and cash equivalents	$	1,940,622
Accounts receivable, net		16,148
Prepaid expenses		159,862
Property and equipment, net		22,216
Right of use asset		76,172
Other assets		10,579
Total assets	$	2,225,599
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued liabilities	$	52,425
Lease liability		76,172
Total liabilities		128,597
Contingencies (Note 7)		
Members' equity		2,097,002
Total liabilities and members' equity	$	2,225,599

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:		
Consultation fees, net	$	547,741
Success fees		3,269,627
Interest income		11,509
Other income		247,329
Total revenues		4,076,206
Payroll and general and administrative expenses:		
Compensation and payroll-related costs		2,028,382
General and administrative		720,987
Total payroll and general and administrative expenses		2,749,369
Net income	$	1,326,837

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Note Receivable	Members' Equity	Total
Members' equity at December 31, 2020	$ (544,229)	$ 3,262,234	$ 2,718,005
Redemption of member interest	-	(273,839)	(273,839)
Contribution	-	70,163	70,163
Purchase of member interest	(70,163)	-	(70,163)
Accrued interest	(11,335)	-	(11,335)
Note repayment	101,334	-	101,334
Distributions	-	(1,764,000)	(1,764,000)
Net income	-	1,326,837	1,326,837
Members' equity at December 31, 2021	$ (524,393)	$ 2,621,395	$ 2,097,002

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Operating activities	
Net income	$ 1,326,837
Adjustments to reconcile net income to net cash provided by operating activities:	
Bad debt expense	5,207
Depreciation and amortization, property and equipment	6,961
Amortization of right of use asset	86,083
Gain on Paycheck Protection Program loan liability forgiveness	(247,270)
Interest accrued on member note receivable	(11,335)
Changes in operating assets and liabilities:	
Accounts receivable	21,605
Prepaid expenses	14,634
Lease liability	(99,039)
Accounts payable and accrued liabilities	(42,408)
Deferred revenue	(30,000)
Net cash provided by operating activities	1,031,275
Investing activities	
Purchase of property and equipment	(6,542)
Net cash used in investing activities	(6,542)
Financing activities	
Redemption of member interest	(273,839)
Repayments on member note	101,334
Distributions	(1,764,000)
Net cash used in financing activities	(1,936,505)
Decrease in cash and cash equivalents	(911,772)
Cash and cash equivalents at beginning of year	2,852,394
Cash and cash equivalents at end of year	$ 1,940,622
Supplemental information of non-cash activities	
Non-cash investing and financing activities	
Increase in right of use asset due to lease extension	$ 76,172
Increase in lease liability due to extension	$ 76,172
Purchase of member interest	$ 70,163

The accompanying notes are an integral part of these financial statements.

NOTE 1 – THE COMPANY

RA Capital Advisors LLC (the “Company”) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the “Act”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company’s principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company’s revenues are derived from such consultation services. The Company was formed as a limited liability company in the state of Delaware in December 2002.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being members of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company’s policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns two types of fees primarily. Consultation fees are recognized over time based on how the services are provided, which is typically over the term of the contract. Success fees are contingent on the successful completion of a transaction and are recognized at the time of the close of each respective transaction.

The Company recognizes consultation fee revenues over the terms of each agreement. The Company recognizes specific transaction revenues (“success fees”) upon consummation of the transaction. Deferred revenue consists of payments received from clients in advance of when services are rendered. As of December 31, 2021, deferred revenue was $0.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions. At December 31, 2021, cash deposits held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") insured amounts of $250,000 were approximately $1,717,000. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

A substantial portion of the consultation and success fees of the Company was received from a limited number of clients. During the year ended December 31, 2021, two clients accounted for 70% of total consultation and success fees. As of December 31, 2021, one client accounted for 84% of accounts receivable. The Company had an allowance for doubtful accounts of approximately $5,000 as of December 31, 2021.

Accounts Receivable, Net

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company's management believes the risk of loss on its accounts receivable is adequately reserved in the accompanying financial statements. As of December 31, 2021, the Company recorded $7,187 of unbilled receivables, which are included in accounts receivable, and are expected to be billed in the future.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, and accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $500. Lesser amounts are expensed. Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Tenant improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees.

The Company reviews and evaluates tax positions within its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce members' equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. federal and certain foreign jurisdictions.

As of December 31, 2021, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal and state tax authorities for the tax years before 2018. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense within the statement of operations. The Company did not recognize any interest and penalties for the year ended December 31, 2021. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to December 31, 2021. As a result, no other income tax liability or expense has been recorded in the accompanying financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2021:

Furniture & fixtures	$ 125,269
Computer hardware	78,386
Tenant improvements	11,434
Total	215,089
Less: accumulated depreciation and amortization	(192,873)
Property and equipment, net	$ 22,216

For the year ended December 31, 2021, depreciation and amortization expense was $6,961.

NOTE 4 – LEASES

The Company has a facilities lease primarily for the right to use office space. The Company's operating lease became effective December 1, 2017 and was set to expire on February 28, 2021. In December 2020, the Company renewed its operating lease extending through August 31, 2021. The Company continued on a month-to-month lease basis and signed a new facilities lease on October 25, 2021. The estimated completion date of the new facilities is June 30, 2022. As of December 31, 2021, the right-of-use asset ("ROU") had a balance of $76,172 which recognizes the six months that remain until estimated completion of the new facilities.

NOTE 5 – VALUATION OF FINANCIAL ASSETS

The Company owns warrants of a former client in connection with an engagement completed in 2014. At the time of receipt, the Company concluded the value of the warrants was zero. Since 2014, the former client has incurred significant debt and operating losses and failed to meet its business plan and therefore the warrants remain valued at zero as of December 31, 2021.

NOTE 6 – PAYMENT PROTECTION PROGRAM LOAN

In 2020, the Company received a Payment Protection Program ("PPP") loan for $247,270. The Company used the loan proceeds under the PPP established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES" Act") for qualifying expenses such as payroll costs, costs used to continue group health care benefits, lease payments, rent and utilities. At December 31, 2021, under the terms of the PPP, the loan and interest had been forgiven. The gain on PPP loan forgiveness of $247,270 is included in other income for the year ended December 31, 2021.

NOTE 7 - CONTINGENCIES

The Company is involved in legal proceedings in the ordinary course of business. The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2021, the partners of the Company and a related party were named in a complaint related to a prior year transaction, along with a former client. At December 31, 2021, the Company had $0 in accrued legal costs and settlements as the Company's former client has accepted responsibility for the legal fees under the indemnity agreement it had with the Company and has been paying legal costs. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2021, the Company had net capital of $1,812,025, which was $1,807,025 in excess of the required minimum net capital. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

NOTE 9 – EMPLOYEE 401(k) PLAN

The Company's 401(k) Plan covers substantially all employees and allows eligible employees to contribute a percentage of their compensation, subject to annual limits. For employees choosing to participate in the 401(k) Plan, the Company will match their personal contributions at the rate of 100%, up to 5% of their compensation. For the year ended December 31, 2021, the 401(k) matching contributions made by the Company were $70,027.

NOTE 10 – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 11 – MEMBERS' EQUITY

As of December 31, 2021, the Company has two notes receivable with one of their members totaling $524,393. The notes were issued in January 2019 and September 2021, respectively. The notes bear interest at the federal applicable rate and are due 10 years from issuance. Principal payments on the notes are due based on this member's share of the distributions of the Company. The notes are secured solely by this member's interest in the Company. This balance is reflected in the statement of changes in members' equity.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 28, 2022.

The Company had a change in ownership effective January 1, 2022. One member's ownership decreased from 25.00% to 15.00% and two members' ownership increased from 37.50% to 42.50%. With this ownership change, approximately $130,000 was redeemed by a member. Distributions totaling approximately $881,000 were issued to its members in January 2022.

SUPPLEMENTARY INFORMATION

RA CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Computation of net capital		
Total member's equity	$	2,097,002
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		16,148
Prepaid expenses		159,862
Other nonallowable assets		10,579
Property and equipment		22,216
Right of use asset		76,172
Total deductions		284,977
Net capital	$	1,812,025
Aggregated indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued liabilities		52,425
Total aggregate indebtedness	$	52,425
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Net capital in excess of amount required	$	1,807,025
Net capital less greater of 10% of aggregated indebtedness or 120% of $5,000	$	1,806,025
Ratio of aggregate indebtedness to net capital	0.03 to 1	

Reconciliation of Computation of Net Capital
See reconciliation on next page.

See accompanying report of independent registered public accounting firm.

RA CAPITAL ADVISORS, LLC
SCHEDULE I (CONTINUED)
RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Members' equity		
Members' equity, as reported in Company's Part II (unaudited) FOCUS report	$	2,621,395
Members' equity:		
Decrease in equity (note receivable to member)		(524,393)
Members' equity per financial statements, as adjusted	$	2,097,002
Aggregated indebtedness:		
Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	128,597
Adjustments		
Lease liability		(76,172)
Aggregate indebtedness per financial statement, as adjusted	$	52,425

See accompanying report of independent registered public accounting firm.

RA CAPITAL ADVISORS LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

A computation of reserve requirement is not applicable to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.

RA CAPITAL ADVISORS LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Information relating to possession or control requirements is not applicable to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.

PKF San Diego, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of RA Capital Advisors LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RA Capital Advisors LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RA Capital Advisors LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RA Capital Advisors LLC's management. Our responsibility is to express an opinion on RA Capital Advisors LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RA Capital Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of RA Capital Advisors LLC's financial statements. The supplementary information is the responsibility of RA Capital Advisors LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF San Diego, LLP

PKF San Diego, LLP

We have served as RA Capital Advisors LLC's auditor since 2012.

San Diego, California
February 28, 2022

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** info@pkfsandiego.com **W:** www.pkfsandiego.com

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

PKF San Diego, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Members of
RA Capital Advisors LLC
San Diego, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of RA Capital Advisors LLC ("the Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on the Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PKF San Diego, LLP

San Diego, California
February 28, 2022

PKF San Diego, LLP

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** info@pkfsandiego.com **W:** www.pkfsandiego.com

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

12230 El Camino Real, Suite 100
San Diego, California 92130
www.raca.com

Main: 858 704 3200
Fax: 858 704 3201

RA Capital Advisors

RA Capital Advisors LLC
2021 Exemption Report Rule
SEA Rule 17a-5(d)(4)

To the Independent Public Accountant under SEA
PKF
San Diego, California

RE: SEA Rule 17a-5 Exemption Report

Broker-dealers who claim an exemption from SEA Rule 15c3-3 must file an "Exemption Report" with the SEC. The Exemption Report must contain which provision the firm is claiming, if the broker-dealer met the provisions during the most recent fiscal year without exception, or if there were exceptions, a description and date of each exception.

I. **During the reporting period, RA Capital Advisors LLC (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in SEC Rule 15c3-3).**

II. **Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission for the year ended December 31, 2021:**

   a. A computation of reserve requirement is *not applicable* to RA Capital Advisors LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i)
   b. The Company met the identified exemption provision throughout the most recent fiscal year without exception.

III. **Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission for the year ended December 31, 2021:**

   a. Information relating to possession or control requirements is *not applicable* to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).
   b. The Company met the identified exemption provision throughout the most recent fiscal year without exception.

The above statements are made to the best knowledge and belief of RA Capital Advisors LLC. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California
December 31, 2021

Jim Zehentbauer, FinOp

Kayla McDowell, FinOp Designee

Kayla McDowell
Chief Compliance Officer
Kayla@raca.com

12230 El Camino Real, Suite 100
San Diego, California 92130
www.raca.com

Direct: 858 704 3206
Fax: 858 704 3201
Main: 858 704 3200

RA Capital Advisors

CUSTOMER PROTECTION RULE

Names of Supervisor:	CCO, FinOp
Frequency of Review:	Continuous, in daily course of 'business, annually
How Conducted:	Annual review of rule, firm business, new regulation, and needs analysis
How Documented:	Annual checklist, Form BD, resolutions, entity formation documents, memorandums, new procedures, and FINRA notification
Regulation Reference:	Rules 1017, 3140, 15c3-3, 3230, 3110

RA Capital Advisors LLC ("RACap") will not carry any margin accounts, will not receive any funds or securities from customers, and will not otherwise hold funds or securities for or owe money or securities to customers. If RACap were to receive any funds or securities from customers, it will promptly establish a bank account designate it a "Special Account for the Exclusive Benefit of Customers of RA Capital Advisors LLC", transmit any such funds, deliver all such securities to, and would effectuate all financial transactions between itself and its customers through such bank account. As a result, RACap is exempt from Rule 15c3-3 under the Exchange Act pursuant to paragraph (k) (2) (i) of that rule.[1]

If necessary, the FinOp shall be responsible for establishing and maintaining an account with a bank designated as "Special Account for the Exclusive Benefit of Customers of RA Capital Advisors LLC."

On an annual basis, the FinOp or designee shall review RACap's business activities to verify that it continues to be exempt from the requirements of the SEC's Customer Protection Rule. If the FinOp or designee determines that RACap's business activities have changed and that it is no longer exempt from the Customer Protection Rule, the FinOp or designee shall notify the Chief Compliance Officer and take such other action deemed appropriate to comply with the requirements of the rule.

The FinOp or designee shall make and retain such a record of review he or she deems appropriate. RACap did not receive any funds or securities for or owe money or securities to customers for the fiscal year ending December 31, 2021.

1 17 CFR 240.15c3-3(k) (2) (i).

PKF San Diego, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RA Capital Advisors LLC

We have reviewed management's statements, included in the accompanying 2021 Exemption Report, in which (1) RA Capital Advisors LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which RA Capital Advisors LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (k)(2)(i) ("exemption provision") and (2) RA Capital Advisors LLC stated that RA Capital Advisors LLC met the identified exemption provision throughout the most recent fiscal year without exception. RA Capital Advisors LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RA Capital Advisors LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF San Diego, LLP

San Diego, California
February 28, 2022

PKF San Diego, LLP

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
T: (619) 238 1040 **F:** (619) 237 5177 **E:** info@pkfsandiego.com **W:** www.pkfsandiego.com

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.